Exhibit 4.34
DATED THIS 26th DAY OF MAY 2011
ENSCO PLC

DEED OF ASSUMPTION
relating to
Equity Incentive Plans of Pride International, Inc.

DEED OF ASSUMPTION
OF
ENSCO PLC
This Deed relating to the equity incentive plans of Pride International, Inc. (“Pride”) listed in Annex A is made on 26 May 2011 by ENSCO PLC (incorporated in England and Wales with registered number 7023598) whose registered office is at 6 Chesterfield Gardens, London XO W1J5BQ (“Ensco plc”).
     WHEREAS, the board of directors of Ensco plc has approved the Agreement and Plan of Merger, dated as of 6 February 2011 and as amended on 1 March 2011 (the “Merger Agreement”), by and among Ensco plc, ENSCO International Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Ensco plc, ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Ensco plc (the “Merger Sub”), and Pride, as it may be amended from time to time;
     WHEREAS, the shareholders of Ensco plc will be asked to approve and adopt the Merger Agreement at a general meeting of the Ensco plc shareholders on 31 May 2011;
     WHEREAS, the board of directors of Pride has approved the Merger Agreement and the stockholders of Pride will be asked to approve and adopt the Merger Agreement at a special meeting of the Pride stockholders to be held on 31 May 2011;
     WHEREAS, pursuant to the Merger Agreement, the Merger Sub will merge with and into Pride (the “Merger”), with Pride surviving the Merger as a wholly owned subsidiary of Ensco plc;
     WHEREAS, pursuant to the Merger Agreement and at the effective time of the Merger (“Effective Time”), each outstanding share of Pride common stock (other than shares held by certain stockholders as described in the Merger Agreement) will be converted into the right to receive $15.60 in cash and 0.4778 American depositary shares (“ADSs”) which represent Class A ordinary shares of Ensco plc and are evidenced by American depositary receipts (“ADRs”);
     WHEREAS, Pride has sponsored the equity incentive plans listed in Annex A (each, a “Plan” and collectively, the “Plans”) and has granted options to purchase shares of Pride common stock (“Options”) to eligible persons described in the Plans;
     WHEREAS, pursuant to the Merger Agreement and at the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Ensco plc and converted into an option to purchase ADSs (“Assumed Option”), subject to the terms of the applicable Plan and option agreement; provided, however, that (i) the number of ADSs purchasable upon exercise of such Assumed Option shall be equal to the number of shares of Pride common stock that were purchasable under such Option immediately prior to the Effective Time multiplied by the equity compensation exchange ratio set forth in the Merger Agreement and rounded down to the nearest whole ADS, and (ii) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Option immediately prior to the Effective Time by the equity compensation exchange ratio set forth in the Merger Agreement and rounding up to the nearest whole cent;
     WHEREAS, in order to facilitate the assumption of the outstanding and unexercised Options and the related rights, duties or obligations under the Plans by Ensco plc, the board of directors of Pride has approved amendments to the Plans as necessary or appropriate (i) to provide for the appropriate substitution of “Ensco plc” in place of “Pride” where applicable, (ii) to reflect that ADSs (rather than shares of Pride common stock) will be issued upon exercise of the Assumed Options, (iii) to provide for the administration of the Assumed Options by the Nominating, Governance and Compensation

Committee of Ensco plc (or by the Board of Directors of Ensco plc with respect to any Assumed Options held by a Director), (iv) to provide that no awards may be granted under the Plans after the Effective Time, (v) to provide that the Plans will terminate on the earlier of the termination date specified in the respective Plans and the exercise or expiration date of the last Assumed Option, and (vi) to facilitate compliance with applicable English corporate or tax law requirements;
     WHEREAS, subject to the completion of the Merger and as of the Effective Time, Ensco plc desires to assume the outstanding and unexercised Options and adopt and assume the Plans (as amended as described above) under which the Options were granted (the “Assumed Plans”);
     WHEREAS, Ensco plc agrees that ADSs shall be used to satisfy the exercise of any Assumed Option;
     WHEREAS, the Assumed Plans are annexed to this Deed of Assumption;
NOW THIS DEED WITNESSES AS FOLLOWS:
1.	Ensco plc hereby declares, undertakes and agrees for the benefit of each participant who holds Options under the Plans that, with effect from the Effective Time, it shall:
1.1	assume the outstanding and unexercised Options and adopt and assume the Plans (as amended as described above);

1.2	undertake and discharge all of the rights and obligations relating to sponsorship of the Assumed Plans which have been undertaken and were to be discharged by Pride prior to the Effective Time;

1.3	exercise all of the powers of the plan sponsor relating to the Assumed Plans which were exercised by Pride prior to the Effective Time;
2.	For the purposes of the assumption of the Options and this Deed:
2.1	any Assumed Option shall be subject to the same terms and conditions of the applicable Assumed Plan or any agreement evidencing or relating to such Option (each, a “Plan Document” and collectively, the “Plan Documents”) as in effect immediately prior to the effective date of this Deed, save for such changes as are necessary to effectuate and reflect the assumption by Ensco plc of the Option and the rights and obligations thereunder and such changes as are necessary or advisable to account for English corporate and/or tax law requirements;

2.2	to the extent any Plan Document provides for the issuance, acquisition, delivery, holding or purchase of, or otherwise relates to or references, shares of Pride common stock in connection with the Assumed Option, then, pursuant to the terms hereof and thereof, such Plan Document is hereby amended to provide for the issuance, acquisition, delivery, holding or purchase of ADSs or ADRs; provided, however, that (i) the number of ADSs purchasable upon exercise of such Assumed Option shall be equal to the number of shares of Pride common stock that were purchasable under such Option immediately prior to the Effective Time multiplied by the equity compensation exchange ratio set forth in the Merger Agreement and rounded down to the nearest whole ADS, and (ii) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Option immediately prior to the Effective Time by the equity compensation exchange ratio set forth in the Merger Agreement and rounding up to the nearest whole cent;

2.3	all references in the Assumed Plans to Pride or its predecessors are hereby amended to be references to Ensco plc, except where the context dictates otherwise;

2.4	all references to the board of directors (or relevant committee of the board of directors) in the Assumed Plans shall henceforth be taken to be references to the board of directors of Ensco plc (or relevant committee of the board of directors of Ensco plc), except where the context dictates otherwise;

2.5	each Assumed Option shall, pursuant to the terms hereof and thereof, be exercisable upon the same terms and conditions as under the applicable Plan Document, except that upon the exercise of such Assumed Options, as applicable, ADSs evidenced by ADRs are hereby issuable in lieu of shares of Pride common stock according to the ratio set forth in clause 2.2 above;

2.6	nothing in the Plan Documents will allow for the payment of the exercise price of the Assumed Option or the satisfaction of withholding taxes by way of the optionee tendering already owned shares or ADSs to Ensco plc and any provision in the Plan Documents which calls for the surrender or tender of shares of Pride common stock to Pride for any purpose (including, but not limited to, payment of the exercise price of the Assumed Option or payment of any withholding taxes) shall be null and void and shall not be interpreted to allow for the surrender or tender of ADSs to Ensco plc for any purpose; and

2.7	if any benefits or amounts due are determined by reference to ordinary shares, they will henceforth be determined by reference to ADSs.
3.	Ensco plc hereby grants, conditional upon the Merger becoming effective, each Assumed Option on the terms set out in this Deed. Each Assumed Option shall be treated as coming into effect immediately on the Effective Time (after the Option which is being assumed has ceased to represent a right to acquire shares of Pride common stock).

4.	This deed shall be governed by and construed in accordance with the laws of England and Wales.
IN WITNESS WHEREOF this Deed has been executed by Ensco plc on the date first above written.

EXECUTED AS A DEED AND DELIVERED BY	)
ENSCO PLC	)
acting by:	)

/s/ Daniel W. Rabun
Director

/s/ Cary A. Moomjian, Jr.
Director/Secretary

ANNEX A
Assumed Plans
1.	Pride International, Inc. 1993 Directors’ Stock Option Plan;

2.	Pride International, Inc. 1998 Long-Term Incentive Plan (as amended and restated effective February 17, 2005);

3.	Pride International, Inc. 2004 Directors’ Stock Incentive Plan (as amended and restated effective March 26, 2008); and

4.	Pride International, Inc. 2007 Long-Term Incentive Plan (as amended and restated effective March 16, 2010)